Poniard Pharmaceuticals, Inc.	7000 Shoreline Court, Ste 270
South San Francisco, CA 94080
650.583.3774 main
650.745.4437 fax

June 1, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Poniard Pharmaceuticals, Inc.
Registration Statement on Form S-3
Filed May 15, 2009
File No. 333-159253

Ladies and Gentlemen:

The undersigned Poniard Pharmaceuticals, Inc. (the “Company”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-159253) be accelerated so that the Registration Statement will become effective at 9:30 a.m., Eastern Time, on June 2, 2009, or as soon thereafter as practicable.

The Company acknowledges that:  (a) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;  (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (c) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of effectiveness by a telephone call to Faith M. Wilson of Perkins Coie LLP at (206) 359-4237, and that effectiveness also be confirmed in writing.

Very truly yours,

PONIARD PHARMACEUTICALS, INC.

/s/ Michael K. Jackson
By:	Michael K. Jackson
Its:	Senior Director, Finance